# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105201
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Goteborg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, No. 1760 Jiangling Road,, Binjiang District, Hangzhou, China (F4), 3100 51, 86-571-2809-8282

## Reporting persons
- Eric Li (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 88,949,747; shared voting power 0; sole dispositive power 79,981,976; shared dispositive power 0; aggregate amount beneficially owned 79,981,976 (55.2% of the class)
- Volvo Car Corporation (CIK 0001936654): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 28,827,431; shared voting power 0; sole dispositive power 28,827,431; shared dispositive power 0; aggregate amount beneficially owned 28,827,431 (19.9% of the class)
- PSD Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (23.4% of the class)
- PSD Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (23.4% of the class)
- Snita Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF), other (OO); sole voting power 28,827,431; shared voting power 0; sole dispositive power 28,827,431; shared dispositive power 0; aggregate amount beneficially owned 28,827,431 (19.9% of the class)
- Volvo Car AB (CIK 0001899294): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 28,827,431; shared voting power 0; sole dispositive power 0; shared dispositive power 28,827,431; aggregate amount beneficially owned 28,827,431 (19.9% of the class)
- Geely Sweden Holdings AB: type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 46,032,316; shared voting power 0; sole dispositive power 46,032,316; shared dispositive power 0; aggregate amount beneficially owned 46,032,316 (31.8% of the class)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 46,032,316; shared voting power 0; sole dispositive power 46,032,316; shared dispositive power 0; aggregate amount beneficially owned 46,032,316 (31.8% of the class)
- Beijing Geely Wanyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 46,032,316; shared voting power 0; sole dispositive power 46,032,316; shared dispositive power 0; aggregate amount beneficially owned 46,032,316 (31.8% of the class)
- Beijing Geely Kaisheng International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 46,032,316; shared voting power 0; sole dispositive power 46,032,316; shared dispositive power 0; aggregate amount beneficially owned 46,032,316 (31.8% of the class)
- Zhejiang Geely Holding Group Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 46,032,316; shared voting power 0; sole dispositive power 46,032,316; shared dispositive power 0; aggregate amount beneficially owned 46,032,316 (31.8% of the class)
- Geely Sweden Automotive Investment B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC), other (OO); sole voting power 16,738,542; shared voting power 0; sole dispositive power 16,738,542; shared dispositive power 0; aggregate amount beneficially owned 16,738,542 (11.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Goteborg, Sweden (V7), 405 31
Comment: This Amendment No. 14 to Schedule 13D ("Amendment No. 14") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the "Statement"), relating to Class A ordinary shares, par value $0.01 per share (the "Class A Shares"), of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Snita Holding B.V. ("Snita") has agreed with Polestar Automotive Holding UK PLC ("Polestar") to convert approximately USD 339 million of the outstanding principal owed by Polestar under the Term Facility Agreement, dated November 3, 2022, as amended by an Amendment Letter dated November 8, 2023, an Amendment Letter dated August 21, 2024 and an Amendment Letter dated as of March 31 2026 (the "Third Facility Amendment") (the "Snita Term Loan Facility"), into Polestar equity. The Third Facility Amendment extends the maturity of the remaining approximately USD 726 million of loan principal (USD 661 million after the second tranche of the conversion described below)) under the Snita Term Loan Facility to December 31, 2031, and changes the margin of the Snita Term Loan Facility from 4.97% to 5.4%. This conversion is expected to be completed in two tranches. The first tranche was completed on March 31, 2026, whereby Snita converted approximately USD 274 million of principal outstanding under the Snita Term Loan Facility into 16,150,000 Class A American Depositary Shares ("ADSs") of Polestar. The second tranche is expected to be completed before June 30, 2026, whereby Snita will convert approximately USD 65 million into 3,850,000 Class A ADSs of Polestar. The closing of the second tranche is anticipated to occur immediately following the previously announced conversion by Geely Sweden Holdings AB of approximately USD 300 million of its outstanding principal and interest owed by Polestar under a Term Facility Agreement, dated 8 November 2023, into Polestar equity, which remains subject to regulatory approvals. In the event that Polestar issues new equity in the future that results in the dilution of Snita's holdings, the conversion agreement provides Snita with the right to convert additional principal amount of loans outstanding under Snita Term Loan Facility into Polestar equity so as to maintain a beneficial ownership in Polestar of 19.9% of the combined Class A and Class B ADSs in issue, and Snita has agreed to consider effecting such further conversions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.

The percentages of beneficial ownership set forth herein are based on (i) 143,865,248 Class A ADSs and (ii) 996,419 Class B ADSs, issued and outstanding as of March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

The Reporting Persons have not effected any transactions in the Issuer's Shares since Amendment No. 13.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

The information set forth in Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number
1 Conversion agreement dated March 31, 2026.

## Signatures
- Eric Li: /s/ Eric Li, Eric Li (Shufu Li) (04/02/2026)
- Volvo Car Corporation: /s/ Fredrik Hansson, Fredrik Hansson, Director & Authorized Signatory (04/02/2026)
- Volvo Car Corporation: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (04/02/2026)
- PSD Investment Limited: /s/ Shufu Li, Shufu Li, Sole Director (04/02/2026)
- PSD Capital Limited: /s/ Shufu Li, Shufu Li, Sole Director (04/02/2026)
- Snita Holding B.V.: /s/ Fredrik Hansson, Fredrik Hansson, Director & Authorized Signatory (04/02/2026)
- Snita Holding B.V.: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (04/02/2026)
- Volvo Car AB: /s/ Fredrik Hansson, Fredrik Hansson, Authorized Signatory (04/02/2026)
- Volvo Car AB: /s/ Helen Hu, Helen Hu, Authorized Signatory (04/02/2026)
- Geely Sweden Holdings AB: /s/ Shufu Li, Shufu Li, Director (04/02/2026)
- Geely Sweden Holdings AB: /s/ Donghui Li, Donghui Li, Director (04/02/2026)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: /s/ Quang Zhang, Quan Zhang, Director (04/02/2026)
- Beijing Geely Wanyuan International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (04/02/2026)
- Beijing Geely Kaisheng International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (04/02/2026)
- Zhejiang Geely Holding Group Company Limited: /s/ Conghui An, Conghui An, Legal Representative & Director (04/02/2026)
- Geely Sweden Automotive Investment B.V.: /s/ Per Ansgar, Per Ansgar, Director (04/02/2026)
- Geely Sweden Automotive Investment B.V.: /s/ Quan Zhang, Quan Zhang, Director (04/02/2026)